Exhibit 99.1

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

27 April 2005

Interests in shares

Reed Elsevier received notification yesterday from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that on 19 April 2005 they purchased 38,281 Reed Elsevier NV American Depositary Shares (“ADRs”) at $29.2144 ADR (equivalent to 76,562 Reed Elsevier NV ordinary shares).

The transaction took place in order to meet the future exercise of share option entitlements by employees of Reed Elsevier. Following the transaction, the Trust now holds an interest in 8,875,473 ordinary shares in Reed Elsevier PLC and 3,856,619 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.